SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

(Amendment No. 2)

ZS Pharma, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

98979G 105
(CUSIP Number)

Adiah Ferron Reid

1800 Concord Pike

Wilmington, DE 19850-5437

Telephone: (302) 886-3000

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (302) 886-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Page 2 of 12 Pages

1.	Name of Reporting Person AstraZeneca PLC
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,950,539(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,950,539(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 86.6%(2)
14.	Type of Reporting Person HC

(1)	Includes Shares validly tendered in the Offer by 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered).

(2)	The calculation of this percentage is based on 25,358,759 shares of common stock outstanding as of December 16, 2015.

Page 3 of 12 Pages

1.	Name of Reporting Person AstraZeneca Intermediate Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,950,539(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,950,539(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 86.6%(2)
14.	Type of Reporting Person HC

(1)	Includes Shares validly tendered in the Offer by 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered).

(2)	The calculation of this percentage is based on 25,358,759 shares of common stock outstanding as of December 16, 2015.

Page 4 of 12 Pages

1.	Name of Reporting Person AstraZeneca UK Limited
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,950,539(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,950,539(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 86.6%(2)
14.	Type of Reporting Person HC

(1)	Includes Shares validly tendered in the Offer by 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered).

(2)	The calculation of this percentage is based on 25,358,759 shares of common stock outstanding as of December 16, 2015.

Page 5 of 12 Pages

1.	Name of Reporting Person AstraZeneca Treasury Limited
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization United Kingdom
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,950,539(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,950,539(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 86.6%(2)
14.	Type of Reporting Person CO

(1)	Includes Shares validly tendered in the Offer by 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered).

(2)	The calculation of this percentage is based on 25,358,759 shares of common stock outstanding as of December 16, 2015.

Page 6 of 12 Pages

1.	Name of Reporting Person AstraZeneca Holdings BV
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,950,539(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,950,539(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 86.6%(2)
14.	Type of Reporting Person HC

(1)	Includes Shares validly tendered in the Offer by 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered).

(2)	The calculation of this percentage is based on 25,358,759 shares of common stock outstanding as of December 16, 2015.

Page 7 of 12 Pages

1.	Name of Reporting Person Zeneca Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,950,539(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,950,539(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 86.6%(2)
14.	Type of Reporting Person CO

(1)	Includes Shares validly tendered in the Offer by 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered).

(2)	The calculation of this percentage is based on 25,358,759 shares of common stock outstanding as of December 16, 2015.

Page 8 of 12 Pages

1.	Name of Reporting Person Zeneca Inc.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,950,539(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,950,539(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 86.6%(2)
14.	Type of Reporting Person CO

(1)	Includes Shares validly tendered in the Offer by 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered).

(2)	The calculation of this percentage is based on 25,358,759 shares of common stock outstanding as of December 16, 2015.

Page 9 of 12 Pages

1.	Name of Reporting Person Zanzibar Acquisition Corp.
2.	Check the Appropriate Box if a Member of a Group (a): ☒ (b): ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 21,950,539(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 21,950,539(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 86.6%(2)
14.	Type of Reporting Person CO

(1)	Includes Shares validly tendered in the Offer by 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered).

(2)	The calculation of this percentage is based on 25,358,759 shares of common stock outstanding as of December 16, 2015.

Page 10 of 12 Pages

Amendment No. 2 to Schedule 13D

Introductory Statement

This Amendment No. 2 on Schedule 13D (“Amendment No. 2”) amends the Schedule 13D filed jointly on behalf of Zanzibar Acquisition Corp., Zeneca Inc., Zeneca Holdings, Inc., AstraZeneca Holdings BV, AstraZeneca Treasury Limited, AstraZeneca UK Limited, AstraZeneca Intermediate Holdings Limited, and AstraZeneca PLC on November 13, 2015, as amended by Amendment No. 1 thereto, dated November 20, 2015 (the “Schedule 13D”). Capitalized terms used in this Amendment No. 2 but not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as specifically set forth herein, the Schedule 13D remains unmodified.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented by adding the following immediately after the last paragraph:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of the day on December 16, 2015 (the “Expiration Date”). Citibank, N.A. (the “Depositary”) has advised that, as of 12:00 midnight, New York City time, at the end of the day on the Expiration Date, 21,950,539 Shares had been validly tendered (excluding all Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) and not properly withdrawn pursuant to the Offer, representing approximately 86.6% of the outstanding Shares on a fully diluted basis as of the Expiration Date.

All conditions to the Offer having been satisfied or waived, on December 17, 2015, Purchaser accepted for payment all Shares validly tendered and not properly withdrawn prior to the Expiration Date, and payment of the Offer Price for such Shares will be made promptly.”

Item 5. Interest in Securities of the Issuer

Item 5(a), (b) is amended and restated in its entirety as follows:

“As a result of the purchase of the Shares pursuant to the Offer, the Reporting Persons beneficially own a total of 21,950,539 Shares, representing approximately 86.6% of the outstanding Shares on a fully diluted basis as of the Expiration Date, which is based on 25,358,759 shares of common stock outstanding as of December 16, 2015, as reported by the Company’s transfer agent.

Following the expiration of the Offer and acceptance for payment of the Shares, Parent completed its acquisition of ZS Pharma by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of the stockholders of ZS Pharma in accordance with Section 251(h) of the Delaware General Corporation Law (“DGCL”). At the effective time of the Merger, Purchaser was merged with and into ZS Pharma, with ZS Pharma continuing as the surviving corporation and a wholly owned subsidiary of Parent. Each outstanding Share (other than Shares held by ZS Pharma, any of its subsidiaries, Parent, Purchaser, any other subsidiary of Parent, or any stockholders who have properly exercised their appraisal rights under Section 262 of the DGCL) was converted into the right to receive, in cash and without interest, less any required withholding taxes, an amount equal to the Offer Price. The Shares will no longer be listed on The NASDAQ Global Market.

Except as set forth in this Item 5, to the knowledge of the Reporting Persons, none of the persons named in Schedule A beneficially owns any Shares.”

Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 17, 2015

ZANZIBAR ACQUISITION CORP.

By:	/s/ David E. White
	Name:	David E. White
	Title:	Director

ZENECA INC.

By:	/s/ David E. White
	Name:	David E. White
	Title:	Director

ASTRAZENECA PLC

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

Page 12 of 12 Pages

SIGNATURES (CONT.)

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

Date: December 17, 2015

ZENECA HOLDINGS, INC.

By:	/s/ David E. White
	Name:	David E. White
	Title:	Director

ASTRAZENECA HOLDINGS BV

By:	/s/ Robert Schuller
	Name:	Robert Schuller
	Title:	Director

ASTRAZENECA TREASURY LIMITED

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

ASTRAZENECA UK LIMITED

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary

ASTRAZENECA INTERMEDIATE HOLDINGS LIMITED

By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Company Secretary